UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith
c/o Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500

with copies to:

Jeffrey B. Grill
Pillsbury Winthrop Shaw Pittman LLP
1200 Seventeenth Street NW
Washington, D.C. 20036-3006
(202) 663-9201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2019

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) DAVID D. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,730,068
	9	SOLE DISPOSITIVE POWER 11,117,853
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,730,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) FREDERICK G. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,730,068
	9	SOLE DISPOSITIVE POWER 4,010,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,730,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. DUNCAN SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,730,068
	9	SOLE DISPOSITIVE POWER 7,106,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,730,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ROBERT E. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,730,068
	9	SOLE DISPOSITIVE POWER 6,495,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,730,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

This Amendment No. 20 amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds of Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 of this Schedule 13D is amended by adding the following:

The Group is filing this Amendment No. 20 to report an increase in the percentage of shares beneficially owned by the Group due to share repurchases by the Issuer.

Item 5.    Interest in Securities of the Issuer.

(a - b)    The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the Group as of February 5, 2019. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders’ Agreement dated April 2, 2015, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the Group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the Group to cause their election as directors. Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned		Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number	Percent (2)	Power (3)	Power (4)
David D. Smith	7,211,072	28.1%	11,117,853 (5)	14.5%	23.3%	4.3%
Frederick G. Smith	4,000,000	15.6%	4,010,284 (6)	5.7%	12.4%	1.4%
J. Duncan Smith	7,073,466	27.6%	7,106,454 (7)	9.7%	21.9%	2.7%
Robert E. Smith	6,474,806	25.2%	6,495,476 (8)	8.9%	20.0%	2.5%
Reporting Persons as a Group (4 persons)	24,759,344	96.5%	28,730,068	30.5%	77.1%	27.8%

(1)    As of February 5, 2019, there were 25,670,684 shares of Class B Common Stock outstanding.

(2)    The first four rows of this column set forth the percentage of Class A Common Stock each reporting person would beneficially own if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock. As of February 5, 2019, there were 66,491,468 shares of Class A Common Stock outstanding.

(3)    Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)    The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

(5)    Includes 7,211,072 shares of Class B Common Stock beneficially owned which includes 1,000,000 shares held by irrevocable trusts established for the benefit of family members, each of which is convertible into one share of Class A Common Stock. Also includes 11,104 shares in the 401(k) Plan, 338,400 shares of Class A Common Stock held in irrevocable trusts established by David D. Smith for the benefit of family members, 28,160 shares of Class A Common Stock held in separate custodial accounts established for the benefit of family members of which David D. Smith is a custodian, 161,353 shares in a limited liability company controlled by David D. Smith, 354,000 shares of Class A Common Stock held in trust for the David D. Smith Foundation. Includes 119,592 shares of Class A Common Stock, 59,172 shares of restricted Class A Common Stock and shares of Class A Common Stock related to 2,835,000 outstanding Stock Appreciation Rights (SARs) with exercise prices ranging from $11.68 to $35.70. The number of shares of Class A Common Stock issued is determined by dividing the amount from the difference between the aggregate market value of the shares underlying the SARs and the aggregate exercise price of the SARs by the market share price on the date of exercise. There would have been 795,994 shares of Class A Common Stock issued, assuming that all of the outstanding SARs were exercised on February 5, 2019 based on the closing value of Class A Common Stock on this date of $31.40 and the underlying exercise prices of the SARs.

(6)    Includes 4,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock and 10,284 shares in a 401(k) Plan.

(7)    Includes 7,073,466 shares of Class B Common Stock beneficially owned including 637,154 shares, held in an irrevocable trusts established by J. Duncan Smith for the benefit of family members. Each of these shares are convertible into one share of Class A Common Stock. The shares of Class A Common Stock include 22,580 shares, held in an custodial accounts established by J. Duncan Smith for the benefit of family members, of which he is the custodian, 185 shares of Class A Common Stock, and 10,223 shares in a 401(k) Plan.

(8)    Includes 6,474,806 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, 20,000 shares of Class A Common Stock, and 670 shares in a 401(k) Plan. The shares of Class B Common Stock include 145,000 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee.

(c) The following table sets forth information regarding transactions in shares by each member of the Group in the past 60 days.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

None

Transactions by Frederick G. Smith

None

Transactions by J. Duncan Smith

None

Transactions by Robert E. Smith

None

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

(1) Joint Filing Agreement.

(2) Stockholders’ Agreement dated April 2, 2015 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 6, 2015).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: February 27, 2019

/s/ David D. Smith
David D. Smith

/s/ Frederick G. Smith
Frederick G. Smith

/s/ J. Duncan Smith
J. Duncan Smith

/s/ Robert E. Smith
Robert E. Smith

EXHIBIT 1

JOINT FILING AGREEMENT AMONG
DAVID D. SMITH, FREDERICK G. SMITH,
J. DUNCAN SMITH and ROBERT E. SMITH

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the “Act”), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file Amendment No. 20 to the Statement on Schedule 13D relating to their ownership of the Common Stock of Sinclair Broadcast Group, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Dated: February 27, 2019

/s/ David D. Smith
David D. Smith

/s/ Frederick G. Smith
Frederick G. Smith

/s/ J. Duncan Smith
J. Duncan Smith

/s/ Robert E. Smith
Robert E. Smith